                            Dresser-Rand Group Inc.
                       1200 West Sam Houston Parkway, No.
                              Houston, Texas 77043




                                                                  April 25, 2006

VIA FACSIMILE AND EDGAR
-----------------------

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549

               Re:  Dresser-Rand Group Inc.
               Registration Statement on Form S-1
               File No.:  333-131300
               ---------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, of Dresser-Rand Group Inc. (the "Issuer") be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on April 27, 2006, or as soon as possible thereafter. In this regard, the Issuer is aware of their obligations under the Act.

The Issuer acknowledges that

          o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






                                        Very truly yours,

                                        Dresser-Rand Group Inc.


                                        By: /s/ Randy D. Rinicella
                                            ---------------------------------
                                            Name:  Randy D. Rinicella
                                            Title: Vice President, General
                                                   Counsel and Secretary

                       MORGAN STANLEY & CO. INCORPORATED
                                 1585 Broadway
                               New York, NY 10036

                                                                  April 25, 2006

Re:     Dresser-Rand Group Inc.
        Registration Statement on Form S-1
        Registration File No.  333-131300


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we, on behalf of the several Underwriters, hereby join in the request of Dresser-Rand Group Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Daylight Time, on April 27, 2006, or as soon thereafter as practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Act regarding the distribution of preliminary prospectuses, we, on behalf of the several Underwriters, wish to advise you that copies of the Preliminary Prospectus issued April 18, 2006 were distributed through 5 p.m., Eastern Standard Time, April 19, 2006, as follows:

                         25,197  to             8  Underwriters
                              0  to             0  Dealers
                          1,295  to         1,295  Institutions
                              8  to             8  Others

               Total:    26,500


     The several underwriters are aware of their obligations under and intend to comply with the provisions of Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     The Corporate Finance Department of the NASD has reviewed the above captioned proposed offering with respect to the fairness of the terms and arrangements of the offering. On April 18, 2006 the several underwriters received a "No Objections" letter from the corporate finance department of the NASD with respect to the above captioned proposed offering.

                              Very truly yours,

                              MORGAN STANLEY & CO. INCORPORATED
                                on behalf of itself and the several Underwriters

                              BY: MORGAN STANLEY & CO. INCORPORATED


                              By: /s/ Bryan W. Andrzejewski
                                  ----------------------------------
                                  Name:   Bryan W. Andrzejewski
                                  Title:  Executive Director